Exhibit 99.1

TRANSCANADA CODE OF BUSINESS ETHICS MAKING THE RIGHT CHOICES – DOING THE RIGHT THING

TransCanada prides itself on being a company that all of our stakeholders (whether they are customers, suppliers, investors, lenders, regulators, neighbors, or employees), can count on to make the right choices and do the right thing. While our corporate values, namely Collaboration, Integrity, Responsibility, and Innovation, form the foundation of how we do business, our Code of Business Ethics (COBE) goes one step further. COBE helps us put those values into practice in all of our daily decisions and activities. In this way, COBE helps to clarify what making the right choices and doing the right thing really means. While COBE has been in place for some time at TransCanada, we decided it was time to refresh it, by basing it more directly on our underlying corporate values and providing more detail and examples, as well as information on our ethics and compliance program. This includes the organizational structure and the resources available to help us make the right choices and do the right thing every day. We’ve also tried to make it more user-friendly, by combining the various versions of COBE and its separate guidelines into one comprehensive document that applies to all of our employees, directors, officers and contract workers. Making the right choices and doing the right thing is a serious matter. Fundamentally, it’s our license to do business. It’s essential that you carefully read and ensure you understand the principles set out in COBE, and that you refer to it regularly. It will help you with guidance on ethical situations you face at work, and it will help you understand the type of behaviour expected of you. It’s also important that you complete your annual COBE training and certification each year. Remember – all of us benefit by working for a company that makes the right choices and does the right thing. It also takes all of us making the right choices and doing the right thing together to ensure TransCanada continues to be a company our stakeholders can count on. Message From Russ Girling

Table of Contents What Does Making The Right Choices And Doing The Right Thing Mean? 4 Making the Right Choices and Doing the Right Thing Requires That we Collaborate 7 Compliance Organization 8 Reporting Legal and Ethical Violations 9 Ethics Help Line 10 Making the Right Choices and Doing the Right Thing Requires That we act With Integrity 12 Trading with Integrity 13 Competing Fairly 14 Avoiding Bribery and Corruption 15 Political Contributions and Government Lobbying 16 Contracting with the Government 17 Accounting, Financial Reporting, and Fraud Prevention 18 Public Disclosure of Information 19 Preventing Money Laundering and Terrorist Financing 20 Avoiding Insider Trading and Tipping 21 International Trade 22 Complying with Regulatory Requirements 23 Inter-Affiliate Interactions 24 Avoiding Conflicts of Interest 25 Dealing Fairly with Customers, Suppliers and other Stakeholders 27 Making the Right Choices and Doing the Right Thing Requires That we act Responsibly 30 Protecting Confidential Information 31 Protecting and Respecting Intellectual Property Rights 32 Protecting and Using TransCanada’s Assets 34 Managing and Maintaining the Security of Information 35 Protecting Health and Safety, and the Environment 36 Being Fit for Work 37 Being Socially Responsible 38 Being a Good Ambassador of TransCanada 39 Protecting Individuals’ Privacy 40 Maintaining a Harassment, Violence and Weapons-Free Workplace 41 Diversity and Employment Equity/Equal Opportunity 42 Making the Right Choices and Doing the Right Thing Requires That we be Innovative 43

WHAT DOES MAKING THE RIGHT CHOICES AND DOING THE RIGHT THING MEAN? At TransCanada, making the right choices and doing the right thing isn’t just a catch-phrase – it’s fundamental to how we do business. But what does it really mean to make the right choices and do the right thing? At a minimum, it means: • We comply with the applicable legal requirements and corporate policies that impact us in our jobs; • We follow the principles set out in this Code of Business Ethics (COBE); • We report any instances of non-compliance with legal requirements or with COBE that we become aware of; • We do not retaliate against anyone else for reporting an issue; and • We support others in making the right choices and doing the right thing.

5 TransCanada Code of Business Ethics Even if we try our best to make the right choices and do the right thing, there are times when the right thing isn’t completely clear. It’s at those times that we need to ask ourselves some fundamental questions. The above guide to making the right choices and doing the right thing is intended to help you to identify the right path in those situations. Making the Right Choices – Doing the Right Thing NO / NOT SURE NO / NOT SURE NO / NOT SURE NO / NOT SURE NO / NOT SURE Is it legal? You are on the right track! Contact any of the various safe and confidential resources available to steer you in the right direction. Does it support our values? Does it feel right, fair and honest? Does it follow COBE and our other policies? YES YES YES YES YES Would I want everyone to know?

6 TransCanada Code of Business Ethics If in doubt, ask – consequences of violations can be serious If you are ever unsure of how to make the right choices and do the right thing, it is always better to ask. The consequences of violating the law, COBE or any other corporate policy are very serious and can include discipline up to and including termination. In addition, in some circumstances, inappropriate conduct may need to be reported to the authorities, and TransCanada could bring legal action against those involved. By asking before you act, you protect both yourself and the Company. Does COBE apply to everyone? COBE applies to all employees, directors and officers of TransCanada Corporation and its wholly-owned subsidiaries and operated entities in all countries in which TransCanada conducts business. Contract workers and independent consultants must also comply with TransCanada’s COBE or their own companies’ equivalents to the extent such equivalents meet or exceed the standards set out in COBE. We expect our vendors and suppliers to comply with equally high standards. If you are a contract worker or independent consultant and are unsure of what standard you need to comply with, you should contact your employer or one of TransCanada’s resources. Are there situations where I don’t have to comply with COBE? Only the Chief Compliance Officer has the authority to waive any individual’s compliance with COBE. Waivers for executive officers and Board members must be approved by the Board of Directors (or a committee of the Board) and disclosed. If you are required to complete the annual COBE training, you will be required, in conjunction with that training, to certify that you understand and are in compliance with all legal requirements, corporate policies and COBE. What does Making the Right Choices and Doing the Right Thing require? Making the Right Choices and Doing the Right Thing requires that we: • Collaborate; • Act with Integrity; • Act Responsibly; and • Innovate Sean McMaster Executive Vice President, Shareholder Relations and General Counsel, and Chief Compliance Officer Making the right choices really comes down to making ethical, values-based decisions. Doing the right thing comes down to applying those decisions to our every day work, and complying with legal and company standards.

MAKING THE RIGHT CHOICES AND DOING THE RIGHT THING REQUIRES THAT WE COLLABORATE We work together as one Company to make the right choices and do the right thing. TransCanada has set up an ethics and compliance organization that works across TransCanada’s various departments, business lines, functions and regions to help ensure we make the right choices and do the right thing together. Collaboration means:

8 TransCanada Code of Business Ethics Compliance organization We look to the ethics and compliance Organization and the resources that have been put in place to help us to make the right choices and do the right thing. The various members of the ethics and compliance organization are available to work with you and support you in making the right choices and doing the right thing in your day to day work. Click on the following for short descriptions of how the different members of TransCanada’s Compliance Organization fit into the bigger picture. Compliance Coordinators Corporate Compliance Department Internal Audit Human Resources and Harassment Investigation Coordinator Compliance Committee Chief Compliance Officer Audit Committee of Board of Directors Leaders TransCanada’s leaders play a special role in ensuring we all make the right choices and do the right thing together. If you are a leader, you have the following responsibilities in addition to complying with the principles set out in COBE: inspiring your direct reports and any contract workers or independent consultants reporting to you to act ethically by setting an ethical tone within your team; reinforcing the importance of making the right choices and doing the right thing relative to other corporate objectives (for example, profits and cost management); setting an example by modeling exemplary ethical business conduct; both through your words and your actions, creating a safe environment in which individuals are encouraged to speak up if they are aware of or suspect a legal or ethical violation; accepting reports of violations that individuals may bring to you, and understanding your obligation to report these issues as appropriate to your Compliance Coordinator, the Corporate Compliance Department, Internal Audit, the Harassment Investigation Coordinator or Privacy Officer, or the Ethics Help Line; ensuring that your direct reports understand and act in accordance with all legal and ethical requirements that impact them in their jobs, that they know how to report actual or suspected non-compliance with the law or COBE or to ask questions regarding ethical or legal matters, and that they complete all required ethics and compliance-related training; assisting and supporting individuals who are unsure how to make the right choices and do the right thing; working with Human Resources, your Compliance Coordinator, the Corporate Compliance Department and Internal Audit to ensure that violations of legal requirements or COBE by your direct reports are addressed appropriately (including discipline as appropriate); and working with your Compliance Coordinator and the Corporate Compliance Department to reward individuals who have demonstrated exceptional positive ethical behaviour or actions that reduce the risk of legal violations.

9 TransCanada Code of Business Ethics Reporting Legal and Ethical Violations We report any non-compliance with TransCanada’s COBE or any legal obligation, so that it can be addressed as appropriate. We do so with confidence that our confidentiality and identity will be protected to the greatest extent possible, and that retaliation for reporting is prohibited. How do I report an issue or seek guidance? You are required to report any actual or suspected violation of the law or of COBE of which you may become aware, in order that the issue can be investigated, addressed and in appropriate situations, reported to the authorities. Resources To report an issue, or if you would like guidance on how to make the right choices and do the right thing in a particular situation, the following resources are available to you: Your leader Your Human Resources Consultant Your Compliance Coordinator The Corporate Compliance Department Internal Audit The Law Department In addition, you should report harassment issues to the Harassment Investigation Coordinator, and privacy issues to the Privacy Officer. Fraud, accounting or financial reporting issues should be reported to Internal Audit. For contact information – click here. If you don’t feel comfortable speaking to any of the above people or if you would like to remain anonymous, you can contact the Ethics Help Line. Issues regarding corporate policies other than COBE that are not otherwise mentioned above should be brought to the attention of policy_services@transcanada.com.

10 TransCanada Code of Business Ethics Ethics Help Line Canada / U.S. 1.888.920.2042 Mexico 001.800.840.7907 www.transcanada.com/ethics The Ethics Help Line is operated by an independent third party service provider. The service provider does not have caller id and does not provide TransCanada with information on your identity unless you expressly give the service provider your name. No attempt will be made to determine your identity if you choose not to provide it. All calls to the Ethics Help Line are free of charge, and can be made in English, French or Spanish 24 hours a day, 7 days a week, 365 days a year. You may use the Ethics Help Line either to report issues or to ask questions, and you can choose whether or not you want to remain anonymous. If you choose to remain anonymous you will be given a code known as a “report key” which you can use to call back for updates or to provide additional details. In this way the Company can provide you with information on how your report is being managed, or get more information from you without discovering your identity. Reports made to the Ethics Help Line are forwarded to a limited number of individuals within TransCanada. Internal Audit is responsible for investigating issues raised and ensuring all calls are addressed appropriately. Particularly serious issues are reported to the Audit Committee of the Board of Directors. If the issue raises an immediate threat to safety or security, you should contact Corporate Security, local police or other emergency services as appropriate. All reports are taken seriously Regardless of the means used to report, you can feel confident that the report will be taken seriously and that it will be investigated and addressed as appropriate, in accordance with TransCanada’s Procedure for the Investigation, Management and Reporting of Instances of Non-Compliance. Harassment issues are investigated by the Harassment Investigation Coordinator in accordance with the Harassment Free Workplace Policy. Confidentiality/anonymity Your confidentiality and your identity (if known) will also be protected to the greatest extent possible. The information you provide will be shared only with those who need to know in order to ensure the issue is properly investigated and addressed. Non-Retaliation Policy Retaliation for good faith reporting of an actual or suspected violation of the law or COBE is prohibited. If you have reported an issue and believe that you have been a victim of retaliation, or if you are aware of or suspect retaliation against anyone else for reporting, you should report the retaliation immediately.

11 TransCanada Code of Business Ethics Participation in investigations and audits Employees, contract workers, independent consultants, directors and officers are required to participate in investigations and audits if and as requested. QUESTION: I suspect one of my colleagues has violated a COBE provision, but I’m not sure my suspicions are correct. I’m concerned I’ll be labeled a tattle-tale (or worse) if I report it. What should I do? ANSWER: If you suspect misconduct, you should report it, so that it can be investigated. If it turns out not to be an issue, there will be no harm done. Violations of the law or COBE that are not reported, however, cannot be addressed, and that can seriously undermine the Company. If that happens, we all suffer. If you report the issue, your confidentiality and identity will also be protected and if any retaliation is found to occur, it will be taken very seriously. Karl Johannson Executive Vice-President and President, Natural Gas Pipelines Reporting of incidents of non-compliance is so important since it’s really the only way we can find out about underlying problems and fix them. It allows us to learn from our mistakes and continually get better at making the right choices and doing the right thing.

MAKING THE RIGHT CHOICES AND DOING THE RIGHT THING REQUIRES THAT WE ACT WITH INTEGRITY We act with high ethical standards and we comply with the legal requirements and corporate policies applicable to us in our jobs. We make the right choices and do the right thing, even when others don’t and even when making the wrong choices and doing the wrong thing seems easier or better for the bottom line. Acting with Integrity means:

13 TransCanada Code of Business Ethics Alex Pourbaix President, Energy and Oil Pipelines The choices we make and the things we do, whether on the trading floor, in the field, or in the boardroom, have real consequences. So making the right choices and doing the right thing matters. Trading with integrity We engage only in transactions that have a legitimate business purpose, and we do not interfere with the normal functioning of the markets in which we operate and transact. We also report transactions in accordance with all legal requirements. The markets for oil, gas, power and transportation only work effectively if they function in a fair, efficient and openly competitive way, such that prices are determined based on competitive supply and demand. We conduct business in a way that promotes a fair, efficient, and openly competitive operation of the market and complies with market manipulation laws. Market manipulation laws prohibit any actions intended to interfere with the normal functioning of markets through fraud or deception of others, or increases or decreases in capacity or prices in contravention of market manipulation laws or other local market rules. Some examples of illegal market manipulation include artificially increasing or decreasing generation or transportation capacity, making especially high or low bids that may be prohibited by market rules, and entering into both purchase and sale transactions at the same time (so that there is no net change in beneficial ownership), in order to falsely increase the perception of trading volumes (this is known as “wash trading”). It may also include intentionally losing money on transactions that impact prices in order to obtain the benefit of those prices in other transactions. While the previous examples are intended as a general discussion, market rules and obligations vary by jurisdiction. You must be knowledgeable about the particular rules applicable to the market(s) in which you trade and be careful never to enter transactions that are illegal under local laws or other local market rules, or to otherwise interfere in the normal functioning of the markets. You should also always ensure that you accurately report transactions so that TransCanada can meet its legal reporting obligations.

14 TransCanada Code of Business Ethics Competing Fairly We compete vigorously and fairly, based on price, quality and service and do not interfere with our customers’ or other market participants’ ability to do the same. A competitive marketplace in the energy and transportation services that TransCanada provides helps to ensure fair prices and customer choice and in turn, results in the industry as a whole providing more effective, better service. We believe in vigorous, fair competition and comply with all laws designed to protect the ability of companies to compete freely. In particular, you should never engage in any illegal acts that are intended to, or that are likely to have the effect of reducing competition. The most serious and most common of such acts is collusion, which is entering into an agreement (usually with one or more competitors) to reduce competition. Examples of such agreements include agreements to: fix prices; decrease capacity or volume available to customers; allocate customers or markets among competitors; or boycott certain customers or suppliers. Even sharing competitively sensitive information (such as information regarding prices, capacity, volume, customers or markets) with competitors can be seen as evidence of collusion. As such, you need to be very careful whenever you have contact with competitors (whether in trade association meetings, at conferences, through participation in benchmarking groups or in negotiating or otherwise dealing with actual or potential joint venture partners who are also TransCanada competitors) to avoid sharing competitively sensitive information. You must never enter into an agreement to reduce competition, or that is likely to have that effect. Competition/antitrust laws must also be kept in mind when you are involved in joint purchasing arrangements, negotiating acquisitions or divestitures, joint venture arrangements and the like, particularly when the parties are TransCanada competitors. QUESTION: While at a trade association meeting recently, a few competitors I was sitting with at dinner started talking about their pricing. I knew it wasn’t appropriate, so I didn’t say anything. Did I do the right thing? ANSWER: While you were right not to participate in the discussion, when in such a situation, it’s a good idea to take the further step of making clear to everyone that the discussion is inappropriate and that you will not participate. If the inappropriate discussion continues, you should physically remove yourself from the situation. You should also document what happened and report the matter. This will help to protect you and TransCanada in case anyone ever points to the fact that you were part of a group in which an inappropriate discussion took place.

15 TransCanada Code of Business Ethics Avoiding Bribery and Corruption We compete for business based solely on merit; we do not make improper payments, or provide government officials or private parties with gifts, entertainment or anything else of value in order to improperly influence such officials’ or private parties’ decisions or actions in TransCanada’s favour. Corruption in both business and government is a problem since it prevents fair and open competition based on merit. Laws have been put in place to combat corruption. Under these laws, it is illegal to provide either private parties or government officials (including employees of state-owned companies, members of international organizations, political parties and candidates for office) with payments, kickbacks, gifts, or anything else of value (including benefits such as entertainment, charitable contributions or employment opportunities) for the purpose of influencing such parties’ actions or decisions in favour of TransCanada. Even if the intent is not to influence, you should not provide a payment or benefit to any third party, if it could appear to be improper. Since TransCanada can be held responsible for improper payments and benefits provided by agents, contractors, suppliers and other third parties acting on TransCanada’s behalf, we must also do our best to ensure that we only deal with legitimate, reputable parties, and that they understand their obligation not to provide such improper payments or benefits in connection with the business they do for TransCanada. In addition you must ensure that any legitimate expenditures, including their nature and purpose, are accurately reported, so that there is no question whether they were made for an improper purpose. Particular care must be taken to comply with the laws prohibiting bribery when working in jurisdictions such as Mexico, which is considered a high risk jurisdiction for corruption. Negotiations with First Nations officials can also be very sensitive. Payments made to First Nations must not be made to or for the benefit of any individuals, including the band chief, council members or negotiators, and should never be tied to First Nation permits, approvals or non-opposition to TransCanada projects.

16 TransCanada Code of Business Ethics Political Contributions and Government Lobbying We respect the political process, and only make political contributions and engage in lobbying activities that are legal and transparent. Laws concerning political contributions and government lobbying are aimed at preventing corruption in government and at ensuring the proper functioning of the political process. While the rules are complex and vary greatly from jurisdiction to jurisdiction, they generally restrict the amounts of political donations and the ways in which they may be made, and they often require registration of lobbyists and reporting of certain contacts with government officials. In the U.S., foreign persons (including non-U.S. partnerships and corporations) as well as U.S. corporations are strictly prohibited from directly or indirectly making or funding political contributions to federal and many state political candidates and political committees. All permissible corporate political donations must come from funds generated in the U.S. TransCanada’s Government Relations group, in consultation with the Corporate Secretary/Law Department, manages all of TransCanada’s political donation and government lobbying-related activities to ensure that we comply with all legal requirements. Unless specifically approved through Government Relations, you (whether acting as an individual or on behalf of your department or functional business unit), should never contact government officials, appear to endorse particular candidates for office, or make political contributions on TransCanada’s behalf. TransCanada USA Services, Inc. has also established a Political Action Committee (PAC) to facilitate contribution of employee funds, as permitted under U.S. law, to candidates for public office who meet criteria set by the PAC Board. Refer to the section on Avoiding Bribery and Corruption for more information on payments to government officials. More information on TransCanada’s PAC can be found in the Political Action Committee Policy. QUESTION: I am very politically active. Is that allowed? ANSWER: TransCanada absolutely allows and, in fact, encourages you to participate in the political process as an individual, in accordance with your own political views. In doing so, however, you may not use TransCanada’s name, nor in any way indicate (expressly or by implication) that you represent TransCanada, unless you have been specifically authorized to do so.

17 TransCanada Code of Business Ethics Contracting with the Government We ensure that we follow the rules associated with contracting activities from the bid stage, through the negotiation, signing, implementation and administration of contracts with government entities. Since taxpayers ultimately fund government contracts, it is important that these contracts are awarded in a fair and transparent way that benefits the taxpayer. Government contractors must follow specific rules that can include security clearance requirements, confidentiality, disclosure and reporting obligations, quality control, qualification and performance standards. As a government contractor, TransCanada is committed to meeting all requirements associated with its government contracts. If you are involved in any aspect of government contracting, you must ensure you understand and comply with these requirements. You must also ensure that any subcontractors, suppliers or others involved in a government contract understand and comply with these obligations. In particular, you must ensure that all information provided to the government is accurate and complete; that you do not provide anything to a government employee that could be construed as a bribe or kickback (including gifts, entertainment or meals); that you disclose any relevant conflicts of interest; that you comply with all reporting obligations in a timely manner; that you not deviate in any way from the contract requirements without approval; and that all invoices issued to the government are accurate. If you are aware of any misconduct related to a government contract, it is very important that you report it, so that TransCanada can meet its reporting obligations to the government. DID YOU KNOW As a contractor to the U.S. federal government, TransCanada has a legal obligation to report any misconduct related to its government contracts (such as over-billing of or fraud against the government or any type of bribery related to a government contract). Failing to do so can result in TransCanada being barred from any further government contracting. If you are aware of any such violation, you must report it so that TransCanada can comply with its reporting obligations.

18 TransCanada Code of Business Ethics Accounting, Financial Reporting, and Fraud Prevention We are open and forthright in reporting our financial condition to investors and lenders, as well as in reporting our costs to customers and regulators. We ensure that our accounting and financial records and reporting are fair, accurate, understandable and complete, and we do not falsify financial documents or records, or misstate or misrepresent the nature of costs or expenditures. In order to make informed investment decisions, our investors need to know that our accounting records and financial reporting are accurate and complete. Our lenders similarly require that we disclose certain information to them regarding the Company’s financial condition. In addition, TransCanada’s customers and regulators rely on the accuracy of our accounting records to ensure that pipeline tolls are calculated in a fair and transparent manner. You must ensure that all transactions that you engage in, or that you approve, whether under a TransCanada contract or as an individual business expense, are reported and that the reporting is accurate, complete and complies with all applicable accounting and legal requirements. You must also follow all relevant corporate policies and other requirements respecting the transaction (for example, spending limits and obtaining of approvals). You should never engage in “off the record” or other transactions or accounts that do not fully and accurately state the nature and amount of specific transactions. You must also never falsify any invoice, expenditure, time sheet or other document related to a Company cost or revenue. Doing so constitutes fraud and is prohibited. For more information, please see TransCanada’s Policies on Risk Management and Financial Reporting.

19 TransCanada Code of Business Ethics Don Marchand Executive Vice-President and Chief Financial Officer I can’t stress enough how important accurate, timely and complete financial reporting and public disclosure is – it’s what gives us access to the financial markets and builds with investors and lenders confidence and trust in our Company. Public Disclosure of information We ensure that public statements regarding the Company are provided in a timely manner, are fair, accurate and complete, comply with legal requirements and corporate policies, and preserve and protect TransCanada’s reputation and brand. In order to ensure that all potential investors receive information that could be material to a decision to buy or sell TransCanada shares or other securities, TransCanada must disclose material information regarding the Company publicly and in a timely manner. In addition, we need to ensure that information released to the media or the public regarding the Company is accurate and fairly stated and that a clear and consistent message is provided to our various stakeholders. TransCanada has policies and procedures regarding proper public disclosure of information, and you should always use those prescribed channels. If you receive an inquiry from an external source you should direct it to the appropriate Company representative for response. The groups managing these inquiries include: Media/Charitable Organizations/Elected Officials Stakeholder Relations Investors/ Lenders/ Analysts Investor Relations and Corporate Communications Regulatory Agencies Law Department Employment Related Human Resources In the age of social media, it is easy to broadly and publicly communicate information. We need to be particularly aware of our obligations to disclose Company information only in accordance with legal and internal requirements. For more information, please see TransCanada’s Public Disclosure Policy. Also see the Communications Policy.

20 TransCanada Code of Business Ethics Preventing Money laundering and Terrorist Financing We know our customers and suppliers and are vigilant in ensuring that the payments we make and the methods of payment we use are legitimate and legal. Even if we make the right choices and do the right thing, there could be instances in which our customers and suppliers do not. Laws concerning money laundering and terrorist financing are in place to deter criminal and terrorist activities of those with whom we might do business. In order to ensure compliance with these laws, you must exercise care before agreeing to do business with a third party. You should ensure that it is a legitimate, reputable business and you must recognize and report any suspicious payments or transactions. Examples of such suspicious payments or transactions include any request by a third party to have a payment deposited into a personal rather than a business account; transactions with entities other than those involved in the underlying contract or business deal; or payments or other transactions involving a country other than that in which the parties to the contract or business deal are located. Payments of cash, unusual financing arrangements, fictitious invoices or other efforts by a third party to conceal the true purpose of a payment or transaction also raise concerns. DID YOU KNOW. Ignoring the signs that a transaction or payment initiated by a third party is not legitimate can result in TransCanada being found complicit in any illegal activity that may be associated with the transaction, even if the Company did not expressly authorize it.

21 TransCanada Code of Business Ethics Avoiding Insider Trading and Tipping We do not use material non-public information to trade in shares or other securities, or provide such information to others for that purpose. We all have access to non-public information regarding TransCanada, and sometimes we also have access to non-public information regarding customers, suppliers and other business partners. To the extent non-public information that you are aware of could be material to a decision to buy or sell shares in TransCanada or another company (for example, if the information relates to a pending merger or acquisition, a new project or project approval or financial results that have not yet been made public), you and your immediate family members are not permitted to use that information to trade in the relevant company’s shares or other securities. You must also be careful not to provide that information to anyone else who might use it for that purpose. To the extent that you are a Company insider, you have the additional obligation not to trade in TransCanada shares and other securities during black-out periods. For more information, please see the Trading Policy for Employees and Insiders.

22 TransCanada Code of Business Ethics International Trade When engaging in international business, we comply with all international trade restrictions and licensing requirements, as well as all customs and taxation requirements. International trade laws prohibit or restrict trade with certain countries that are subject to embargoes or sanctions, as well as with certain individuals and organizations (e.g. entities that have ties to actual or suspected terrorists or drug traffickers). These laws also prohibit or restrict imports and exports of certain types of goods, information and technologies – particularly those which could be used in weapons applications, but also including certain chemicals and commodities, such as oil and gas liquids. They also prohibit or restrict certain exports where the product will ultimately be put to military or weapons related uses. These laws also often impose stringent reporting obligations. As a transmission provider, TransCanada is even responsible for certain import/export-related reporting in respect of commodities that it transports across an international border through its pipeline, even though it does not own or control the transported commodities. In addition, TransCanada has customs compliance obligations in connection with cross-border transactions. Before engaging in any international transaction or sending electronic or other information or technology to another country (even to others within TransCanada who are located in a different country than you), you must ensure that it is legally permitted, considering the nature of the goods, information or technology, the counterparty with which you are dealing, the country in which the counterparty is located and the use of the goods, information or technology. You must also ensure that all applicable licensing requirements are met, and that you are in compliance with all reporting and customs obligations. This includes ensuring the goods shipped are valued correctly for customs purposes. DID YOU KNOW. Even if TransCanada does not have title to a product it has purchased when it crosses a border (e.g. because it takes title on delivery), it may nevertheless be responsible for import and/or export compliance based on certain terms of the purchase contract. it is important to ensure the contract does not contain terms that result in TransCanada inadvertently taking on these obligations

23 TransCanada Code of Business Ethics Complying with Regulatory Requirements We are committed to meeting our obligations under all regulations and tariffs. As a regulated Company, TransCanada is subject to many regulatory requirements, including those of the National Energy Board (NEB), the Federal Energy Regulatory Commission (FERC) and the North American Energy Reliability Corporation (NERC), among others. In addition, TransCanada’s transmission providers are subject to tariffs that we must comply with. Although it is impossible to list all of these requirements in COBE, you must ensure that you are familiar with the specific requirements applicable to you in your job. These can include reporting requirements and compliance with technical or other standards. To the extent that the requirements of more than one jurisdiction apply, you must use the highest of the various standards. QUESTION: I’m not a lawyer. How can I be expected to know all of the laws that might apply to my job or even be able to understand them? ANSWER: While you are not expected to know all of the ins and outs of every law, you do need to have a basic understanding of the different areas of law that impact you in your job, so that you can spot potential issues and seek help from an expert. Your leaders and the ethics and compliance organization (particularly your Compliance Coordinator, the Corporate Compliance Department, and the Law Department) are also available to help you if you have questions about your legal obligations and are available to provide training on legal requirements that may be applicable to your team.

24 TransCanada Code of Business Ethics Inter-Affiliate Interactions We ensure that the Non-Regulated affiliates of our transmission businesses do not receive an unfair advantage over other customers, and that they are not cross-subsidized at the expense of our transmission customers. As a transmission provider, TransCanada is subject to Canadian Codes of Conduct in Canada and the Standards of Conduct in the U.S (Inter-affiliate Codes/Standards of Conduct). These Codes/Standards of Conduct are intended to ensure that our Non-Regulated affiliates do not receive an unfair advantage over other customers, whether as a result of discriminatory treatment or the sharing of information, personnel or resources. The Canadian Codes also prohibit the cross-subsidization of our Non-Regulated affiliates at the expense of our transmission customers. In order to ensure compliance with the Inter-Affiliate Codes/Standards of Conduct, you must observe the following rules in your day to day activities: Regulated transmission providers may not give undue preference to any customer, whether it is an affiliated TransCanada entity or not – all customers must be treated equally; Regulated personnel must function independently of Non-Regulated personnel (e.g. they cannot perform the same jobs or report to the same leaders); Regulated and Shared personnel must not share, or act as a conduit for the sharing of Regulated information* with Non-Regulated Personnel; Any violations of the Inter-Affiliate Codes/Standards of Conduct must be reported to the Corporate Compliance Department, since TransCanada is legally required to either publicly post such information on its web site or report it to our regulators; and Non-Regulated entities must pay their fair share of any costs incurred by our Regulated transmission providers, so as not to burden our transmission customers with costs our Non-Regulated entities benefit from. *Regulated information (which may not be shared with Non-Regulated personnel) includes commercial, financial, strategic, planning, operational and customer information of our transmission providers. For more information, please see TransCanada’s Inter-Affiliate Codes/Standards of Conduct.

25 TransCanada Code of Business Ethics Avoiding Conflicts of Interest We act in TransCanada’s best interests, avoiding situations that could place us in a conflict, or even create a perception of conflict and we report such situations if and when they arise. We all have an obligation to act in the best interests of TransCanada. To the extent our personal interests conflict or have the potential to conflict with TransCanada’s, our ability to honour this obligation and to make objective decisions on behalf of the Company are compromised. It is for this reason that you must avoid situations that can result in potential conflicts. If you ever find yourself in a situation that creates a potential conflict, you should report it. If you are a director, you should not participate in any decision or action in which there is a real or apparent conflict. The following are some examples of situations that create potential conflicts of interest. Investments and financial interests Neither you or any member of your family may own, control or direct a material financial interest (greater than 1%) in a competitor, or in a vendor, supplier, customer or other business which does or seeks to do business with TransCanada (other than, in the case of a contract worker or independent consultant, their employer). Outside employment and other business activities You may not engage in outside business activities, (e.g. as a consultant, employee, or director), that are in conflict with or detrimental to the interests of TransCanada. This can include: being involved in a business that competes with TransCanada or that does or seeks to do business with TransCanada (other than, in the case of a contract worker or independent consultant, the business of their employer). outside business activities that interfere with your day to day responsibilities at TransCanada. Unless specifically approved by your leader, you are expected to spend your full time and attention performing your job during your hours of work. an outside business activity that requires you to violate your confidentiality or other obligations to TransCanada. an outside business activity that would be detrimental to TransCanada’s reputation. Outside directorships You may not serve as a director, officer, partner, consultant or in any other role in an unaffiliated organization, including a charitable or non-profit organization, if that activity is detrimental to the Company. Directorships in unaffiliated entities require the consent of your leader and of the Governance Committee of the Board of Directors in the case of the Chief Executive Officer and any member of the Executive Leadership Team.

26 TransCanada Code of Business Ethics Corporate opportunities You may not take personal advantage of a business opportunity that you discover through the use of Company assets, property, information or your position with TransCanada, or use Company assets, property, information or your position with TransCanada for personal gain or to complete with TransCanada. Political office, appointments to boards or tribunals You may not serve in a political office or on an administrative board or tribunal, if that office, board or tribunal has or may have decision-making authority in respect of any aspect of TransCanada’s business (such as the approval or projects or the issuing of permits). Personal relationships You may not be in a reporting relationship with or otherwise involved in hiring, delegating work or making compensation decisions with respect to someone with whom you have a family or other significant personal relationship. Some examples of such relationships include but are not limited to a spouse, sibling, child, parent, cousin, and any “step”, “common-law” or “in-law” variations of these relationships. Contract workers and independent consultants Contract workers and independent consultants have the additional responsibility not to directly or indirectly offer employment to TransCanada employees during the currency of their contract and for a reasonable time after their contract ends. Further, contract workers and independent consultants must not offer preferential pricing or benefits to individual TransCanada employees. QUESTION: I own units of a mutual fund that invests in shares of one of our suppliers. Is that a problem? ANSWER: If your investment in the supplier is through a mutual fund, it is unlikely that you would own more than 1% of the stock of the supplier. Because of the indirect nature of the investment, it is also less of a concern than if you owned the shares directly. Your ownership of mutual fund units is not a problem.

27 TransCanada Code of Business Ethics Dealing Fairly with Customers, Suppliers and other Stakeholders We are fair and honest in our dealings with customers, suppliers and other stakeholders and we honour our obligations and commitments to them. Treating customers, suppliers and other stakeholders fairly requires that you enter into business relationships based solely on merit and objective criteria, such as price, quality and service. It also requires that you are honest and forthright when dealing with others (never omitting important facts, manipulating another person or situation, or misrepresenting yourself or TransCanada), and that you honour TransCanada’s contractual, regulatory and other commitments. You should never make business decisions based on personal relationships, unfair bias or the potential for personal gain. Giving and accepting gifts/entertainment/benefits In order to ensure that your integrity and objectivity are not compromised, you should also be prudent in offering or accepting gifts, entertainment or anything else of value (including golf games, meals, or tickets to sporting or other similar events) to or from anyone or any organization that is a competitor or that TransCanada does or seeks to do business with, or that TransCanada requires a consent or approval from. While giving and accepting gifts can help to build and maintain strong business relationships, depending on the nature of and the context in which such gifts/entertainment/benefits are given, they can also cloud one’s judgement or be seen to improperly influence business decisions. The following considerations should be taken into account whenever you are faced with the prospect of giving or accepting a gift/entertainment/benefit: You should never give, offer, promise or approve a gift/entertainment/benefit that could violate applicable anti-bribery/anti-corruption legislation. Gifts/entertainment/benefits given to government officials and employees of government or government-owned entities are particularly sensitive. (See the section on Avoiding Bribery and Corruption) for more information on anti-bribery/anti-corruption legislation). You should never solicit or request a gift/entertainment/benefit. You should never give or accept a gift/entertainment/benefit in exchange for a business advantage (including entering into a contract or other business relationship, obtaining or giving more favourable business terms, obtaining a consent or approval), or where giving or accepting the gift/entertainment/benefit could even create the appearance that it might be for such purpose. Accepting and giving gifts/entertainment/benefits are particularly sensitive when TransCanada is seeking supplier bids for goods or services or when TransCanada is seeking to provide energy or transportation services to a prospective customer, including where a contract is being renewed. You should never give or accept cash, cash equivalents (other than gift cards and gift certificates), shares, or other securities. You should never give or accept a gift/entertainment/benefit that could be considered offensive or in poor taste, or that could damage TransCanada’s reputation.

28 TransCanada Code of Business Ethics Occasional gifts/entertainment/benefits may be given or accepted as standard, customary business courtesies, provided the following criteria are taken into account: – whether the value of the gift/entertainment/benefit is lavish or extravagant; In the case of gifts/entertainment/benefits valued at more than nominal value ($250) you must obtain the approval of your leader. If the gift/entertainment/benefit is valued at more than $500 you must also obtain the approval of the Chief Compliance Officer, the Corporate Compliance Department or Internal Audit; – whether the gift/entertainment/benefit is a customary business courtesy; – whether there is a business reason for the gift/ entertainment/benefit; – the frequency of gifts/entertainment/benefits; – in the case of entertainment or similar benefits, whether a representative of both TransCanada and the organization giving or accepting the entertainment/benefit is present; – whether the person receiving the gift/entertainment/benefit could easily reciprocate; – whether the gift/entertainment/benefit appears to be fair and impartial; – whether the gift/entertainment/benefit creates or appears to create an obligation; – whether the gift/entertainment/benefit improperly influences or appears to improperly influence a business decision; – whether the gift/entertainment/benefit could result in compromised objectivity; – whether the gift/entertainment/benefit is intended to be shared or whether it is given to an individual; – whether the gift/entertainment/benefit is legal and complies with the policies of TransCanada and the employer of the giver or recipient. You should also always ensure that the costs of gifts/entertainment/benefits that you give are reported accurately and fully. For more information, please refer to the Business Expense Policy. Dealing fairly with competitors You must also ensure that you use only legitimate means (such as searches of public information) to obtain competitive intelligence. You must never use deceit or misrepresent yourself to obtain such information, and you should never take advantage of information you receive in error (for example, e-mails, faxes or documents someone sent you in error, or documents left in a meeting room or in a public place).

29 TransCanada Code of Business Ethics Use of company name for personal gain Finally, you must never use the Company’s name or purchasing power or your employment status to obtain personal discounts or rebates from vendors, unless those discounts or rebates are available to all employees. QUESTION: One of TransCanada’s existing auto leasing suppliers has invited me to attend their annual product roll-out, which will be held in Las Vegas. It is a big event that all customers are invited to. The supplier has offered to pay for all flights and accommodation, in addition to the meals that will be provided as part of the event. The supplier’s contract is not currently up for renewal, and I am not the person responsible for making the decision whether to renew. Can I attend? ANSWER: Since TransCanada has an existing business relationship with the supplier and is not currently involved in any renewal or other negotiations and since the event is an annual (i.e. infrequent) business-related event, attended by many customers as well as supplier representatives, it is all right for you to attend, with your leader’s approval. However, since the value of the event is significant, the supplier’s payment for flights and accommodation could create a perception of conflict and/or an obligation on the part of TransCanada. Furthermore, TransCanada would not be in a position to reciprocate. So, the flights and accommodation should be paid for by TransCanada. You may accept the meals provided by the supplier as part of the event.

MAKING THE RIGHT CHOICES AND DOING THE RIGHT THING REQUIRES THAT WE ACT RESPONSIBLY In doing business, we consider the impact of our actions on TransCanada, on all of our stakeholders, on the environment and on the communities in which we operate. Acting responsibly includes protecting TransCanada’s assets and those of third parties, protecting the health and safety of our workers, our neighbours and the public, protecting the environment, being a good ambassador of TransCanada, respecting human rights, being a good neighbour and member of the communities in which we live and work, and maintaining a respectful and productive workplace. Acting responsibly means:

31 TransCanada Code of Business Ethics Protecting Confidential information We protect TransCanada’s confidential information, and that of our customers, suppliers and other stakeholders, from improper disclosure and use. We all routinely have access to confidential information. TransCanada confidential information includes all TransCanada non-public information that may be of use to competitors or harmful to TransCanada or its customers, suppliers or other stakeholders, if disclosed. It can include information regarding TransCanada’s business, operations, finances, strategies or business plans, projects, proposed mergers, acquisitions and divestitures, engineering designs and legal proceedings. Because such information is sensitive and can be used by competitors or others to TransCanada’s detriment, it must be protected. You should not disclose such information to anyone who does not need to know the information (including within TransCanada). Any disclosures to external parties that are required to be made for legitimate business reasons should only be made if the recipient has signed a Confidentiality or Non-Disclosure Agreement. You should also be careful not to talk about, view or leave confidential information in a location where it could be overheard or seen by an unauthorized person (e.g. on an airplane or other public place), and you should store confidential information in a secure location, such as a locked cabinet or a password-protected or other access-restricted folder if the information is electronic. When disposing of confidential information, you should do so in a secure manner, which may include shredding of hard copies. TransCanada’s stakeholders also often provide TransCanada with their own confidential information and require, through Confidentiality or Non-Disclosure Agreements, that this information be protected from inappropriate disclosure or use. You must honour the terms of any such Confidentiality or Non-Disclosure Agreements and safeguard the information in the same way you would TransCanada’s confidential information. Even if there is no Confidentiality or Non-Disclosure Agreement in place, you should always protect customer-specific information. You must also continue to maintain the confidentiality of all confidential information obtained while at TransCanada after you leave the Company, as your obligations of confidentiality are on-going. This means that you may not disclose any confidential information to anyone after you leave TransCanada, including your new employer. For more information see the Information Management and Information Security Policies.

32 TransCanada Code of Business Ethics Protecting and Respecting Intellectual Property Rights We preserve TransCanada’s intellectual property rights and respect and honour those of third parties. Intellectual property can include trade secrets, that is, any information that gives the owner an economic advantage over its competitors and that the owner takes reasonable steps to keep confidential, as well as copyrights, trademarks and patents. TransCanada owns all inventions, discoveries and copyrighted material made or developed by TransCanada’s employees, contract workers or independent consultants in the course of and relating to their employment, contract or engagement with the Company, unless a written release is obtained or the issue is covered by contract. TransCanada’s intellectual property is an important Company asset. Since intellectual property rights can be lost if they are misused or not protected, you must take steps to protect these rights. This includes keeping trade secrets confidential and consistently using TransCanada’s trademarks solely as authorized, including not altering fonts, formats, colours or other details. You must also respect and honour the intellectual property rights of third parties. This includes complying with the terms of license agreements that TransCanada has entered into with vendors. These license agreements often prohibit the sharing of user names and passwords, as well as the copying, distributing or disclosing of the licensed information to any individuals within TransCanada that are not licensed users. Dennis McConaghy Executive Vice-President, Corporate Development To gain our customers’ and other stakeholders’ trust and respect, we need to earn it. It’s small decisions and seemingly insignificant actions that we take every day that often make the real difference.

33 TransCanada Code of Business Ethics Respecting and honouring third party intellectual property rights also includes complying with copyright legislation, by not copying protected material without either a license to do so, or the permission of the owner. You should also keep in mind that information on the internet is protected by copyright in the same way it would be if it were published in hard copy form. So, if you want to communicate any such information, you should either obtain the permission of the owner, or provide the URL or a link to the information to the person you are communicating with, rather than copying the information itself. The exception to this rule is if you are engaged in fair dealing, that is, you are using the copyrighted work for research, private study, criticism or review. Under this exception, your use of the copyrighted material must be fair. This means that you should limit the use of the work and the number of copies made and use non-copyrighted equivalents of the work where possible. You should not, in any circumstances, use information that was improperly obtained by others (e.g. by downloading pirated copies of movies, music or other information). Finally, you must respect third party patents and trade secrets by not using improper means to obtain such information, and by not using confidential third party information for a purpose other than that for which it was provided.

34 TransCanada Code of Business Ethics Protecting and using TransCanada’s Assets We protect TransCanada’s assets and use them only for legitimate business purposes. You have an obligation to be a good steward of the assets that TransCanada provides to help you perform your job, including equipment, facilities, furniture, computers, telephones, supplies, tools, personal protective equipment, corporate credit cards, and other resources. This means protecting these assets from loss, theft, damage and misuse. You must comply with all security protocols, for example, locking your laptop, and not letting strangers into Company facilities without a TransCanada escort and/or appropriate identification. For more information see the Corporate Security Policy. Although TransCanada resources are intended to be used for business purposes, occasional limited personal use of Company resources such as telephones, photocopiers, and the internet are permitted. Such use should not be excessive. You must never use Company resources for any illegal or inappropriate purposes, such as viewing pornography, engaging in hate-based communications or other activities, downloading pirated movies or other illegal material or other inappropriate use. TransCanada reserves the right to monitor Company computer use, and employees should not assume any right of privacy with respect to either their use of, or data stored on TransCanada’s computer systems. TransCanada regularly monitors employee use of its equipment and systems, and anything that comes to TransCanada’s attention as a result of such monitoring may be the subject of disciplinary action. For more information please see the Policy on Acceptable Use of Electronic Information Resources. QUESTION: I sometimes use my Company computer to access Facebook or Twitter during my lunch break and I talk about my personal life. Is that allowed? ANSWER: Limited personal use of corporate assets to access social media on your own time is acceptable. However you need to keep in mind that you are using a corporate computer and accessing the internet through a TransCanada IP address. So, you must be careful to ensure that you do not post inappropriate or offensive content, nor do or say anything that could reflect poorly on TransCanada. TransCanada also has the right to monitor your personal use of its equipment and systems and you should not expect your use of TransCanada assets for these purposes to be private. TransCanada regularly monitors employee use of its equipment and systems and you may be subject to disciplinary action for any inappropriate or offensive use that comes to TransCanada’s attention as a result of such monitoring.

35 TransCanada Code of Business Ethics Managing and Maintaining the Security of information We recognize the importance of corporate records as valuable assets of the Company and we manage, protect and preserve these assets accordingly. Information assets can include everything from memos, e-mails, accounting records, invoices and contracts, to technical drawings, recordings of trade-related phone calls, records of safety or other incidents, marketing literature and other similar types of records. They can also be in any form or on any media, including, paper, cd, dvd, voice recordings or other electronic formats. All of these assets are important Company records that TransCanada may be required to produce in the event of a legal or regulatory proceeding, audit or investigation. It is important that you manage and retain these assets in accordance with all legal requirements and corporate policies. In particular, you must never destroy an information asset in the event of an actual or pending legal or regulatory proceeding. It is also important to protect the security of TransCanada’s information assets. You must comply with all internal policies and procedures concerning information security. Additional information can be found in TransCanada’s Corporate and Information Security Policies.

36 TransCanada Code of Business Ethics Protecting Health and Safety, and the Environment We protect the health and safety of our workers, our neighbours and the public, and we are responsible stewards of the environment. It is essential to our success that health, safety and environmental protection are always top of mind. Whether you work in a field location or in an office setting, you must always ensure that you comply with all health, safety and environment-related legal requirements, as well as TransCanada’s corporate policies. This includes appropriate use of personal protective equipment, not smoking at TransCanada work sites (except in designated smoking areas), completing all health and safety related training, complying with ergonomic practices, preventing environmental leaks and spills, and complying with all reporting obligations to governmental agencies, to name just a few requirements. All injuries and environmental damage are preventable if we apply a 24/7 approach to health, safety and environmental protection. Policies on health, safety and environment can be found here. QUESTION: I’m working on a big project and it’s very important to the Company that it be completed on-time and on budget. I’m concerned that I might be injured if I rush my work, but I’m feeling a lot of pressure to do so. What should I do? ANSWER: You should never compromise your or anyone else’s safety. If someone is pressuring you to do so, you should report the issue.

37 TransCanada Code of Business Ethics Being Fit for Work We do not compromise our ability to do our jobs or the safety of others through the use of illicit drugs, alcohol or medications. Given the nature of TransCanada’s business, it is essential that all workers be fit to perform their jobs. The use of illicit drugs, alcohol and medications can impair your judgement and productivity and can lead to serious accidents and health and safety concerns – not only for yourself, but also for your coworkers and the public. TransCanada prohibits the use of illicit drugs and limits the use of alcohol and medications to specific situations in which they can be used responsibly, and without risk to safety. You must ensure you understand and comply with TransCanada’s internal policies concerning the use of alcohol and drugs and ensure you are fit to perform to your job. For more information please consult the Alcohol and Drug Policies for employees and contract workers.

38 TransCanada Code of Business Ethics Being Socially Responsible We respect human rights and we are committed to being a good neighbour and supporting and enhancing the communities in which we live and work. Some of the most important communities our business impacts are the Aboriginal and Native American communities in Canada and the U.S. We are committed to working with these communities, to develop positive, long term relationships based on mutual trust and respect, recognizing their diversity and the importance they place on the land, their culture and their traditional way of life. TransCanada partners in supporting safe, healthy and vibrant Aboriginal and Native American communities by investing in various community, cultural, educational and environmental initiatives and events. For more information, please see the Aboriginal and Native American Relations Policies. In addition to working with the Aboriginal and Native American communities, we also work hard to build and maintain relationships with other landowners. We recognize the importance of farming to their communities, and actively support farming-related organizations. We also understand the importance that community, charitable and other similar non-governmental organizations play in making the communities in which we live and work better places. TransCanada actively support these organizations and encourages you to also become involved. You are encouraged to volunteer and to contribute to charitable and other community-based organizations, including during work hours if approved by your leader. Charitable donations should not, however, be made to improperly influence government officials or others. Please see the section on Avoiding Bribery and Corruption for more information. Greg Lohnes Executive Vice-President, Operations and Major Projects Taking an ethical and socially responsible approach to doing business is what allows us to carry on doing business.

39 TransCanada Code of Business Ethics Being a Good Ambassador of TransCanada We recognize that we are ambassadors of TransCanada and conduct ourselves in a manner that is respectful and appropriate and that will not harm TransCanada’s reputation. You must keep in mind that you are a representative of TransCanada. The things you say and do should reflect the Company’s core values. You should not make statements or behave in a manner that would embarrass yourself or the Company or that might offend others. You should not speak publicly on behalf of TransCanada unless authorized to do so. Any posting or statement on an external website, including personal sites or in other media should be considered a public statement. Even on your personal time, you must be careful, not in any way, to associate any illegal or inappropriate statements or activities that could be detrimental to the Company or its reputation with TransCanada’s name or brand. For example, while you may indicate on your social media profile(s) that TransCanada is your employer, if you do so, you must ensure that you do not post inappropriate content that could reflect poorly on the Company. For more information see the Public Disclosure Policy and Communications Policy.

40 TransCanada Code of Business Ethics Protecting Individuals’ Privacy We respect and protect the privacy rights of our employees and other stakeholders, to their personal information. TransCanada takes very seriously the fact that its employees, contract workers, independent consultants, customers, suppliers and other stakeholders have entrusted the Company with their personal information. The Company is committed to protecting that information in compliance with all legal requirements. Some examples of personal information include an individual’s name, home address, telephone number, identification numbers (such as an employee number or a social insurance/social security number), financial information and medical information. You should never collect, store, access, use or disclose personal information for an inappropriate purpose or by inappropriate or illegal means. To the extent that you have personal information of any individual as a result of your work at TransCanada, whether the individual is an employee, a landowner, a shareholder, or a party that TransCanada does business with (to name just a few examples), you may not disclose that personal information to others, either within or outside TransCanada, without the express approval of TransCanada’s Privacy Officer or the individual’s consent. Use of personal information must be limited to the business purposes for which the information was provided. You should also protect and safeguard personal information from inappropriate access, by keeping it in a locked cabinet, or in a password protected or otherwise restricted folder, memory stick or other similar storage device, if the information is electronic. If the information is requested by anyone within or outside the Company, or if it needs to be disclosed for any legitimate reason, you should check with TransCanada’s Privacy Officer before taking any action. For more information, please see the Protection of Personal Information Policy.

41 TransCanada Code of Business Ethics Maintaining a Harassment, Violence and Weapons-Free Workplace We treat one another with dignity and respect and are committed to maintaining a work environment that is free of harassment, violence and weapons. Everyone deserves the opportunity to do their job in safe environment, without fear of harassment or violence (including the use of weapons). You must always be respectful to your co-workers, and be sensitive to the way in which others may react to your behaviours and comments. Always try to resolve differences in a calm and respectful manner, without resorting to insults, threats or violence. TransCanada prohibits any behaviour that is intimidating, hostile, offensive, threatening, violent, demeaning or humiliating, or of a sexual nature, that either interferes with an individual’s work performance or creates an inappropriate work environment. In particular, you should never take actions or make unwanted comments or gestures that relate to gender, race, national or ethnic origin, disability, religion, age, sexual orientation, marital status, family status, veteran status, National Guard or reserve unit obligations, a pardoned conviction, or any other legally protected status. While on Company business or when on TransCanada property or premises, you must also not possess, use or transport a dangerous or potentially dangerous weapon, such as a firearm, knife, club, electronic weapon or explosive device, unless authorized by law or policy. For more information, please see the Harassment-Free Workplace Policy and the Weapons in the Workplace Policy.

42 TransCanada Code of Business Ethics Diversity and Employment Equity/Equal Opportunity We respect and embrace our differences and are committed to principles of employment equity/equal opportunity, non-discrimination and accommodation. TransCanada believes that our differences make us stronger. The Company promotes and encourages a culture of diversity, inclusion and acceptance, prohibits any form of discrimination on legally prohibited grounds, and requires reasonable accommodation of differences. We recognize that in some cases, treating people fairly requires that you treat them equally and in other cases it requires that you accommodate their differences. TransCanada requires you to be inclusive and to demonstrate respect for and acceptance of others. You must never discriminate against anyone on the basis of a legally prohibited ground, including gender, race, national or ethnic origin, colour, religion, age, sexual orientation, marital status, family status, veteran status, disability or conviction for an offense for which a pardon has been granted. If you are a leader or are otherwise responsible for employment-related decisions, you must make those decisions objectively, in compliance with all legal requirements and corporate policies, on the basis of the Company’s and the job’s requirements, and without discrimination on the basis of a prohibited ground. You must also never discount an individual due to a difference which can reasonably be accommodated. Reasonable accommodation of differences must also be provided as and when required. Please see TransCanada’s Respectful Workplace Policies for more information. Canada Respectful Workplace US Respectful Workplace Mexico Respectful Workplace WENDY HANRAHAN Executive Vice-President, Corporate Services The different perspectives that a diverse workforce provides are invaluable. They enrich not only our work product, but also our work experience. That’s why it’s so important that we respect and embrace others’ differences.

MAKING THE RIGHT CHOICES AND DOING THE RIGHT THING REQUIRES THAT WE BE INNOVATIVE In all of our activities we find new and better ways to comply with the law and act ethically. Being innovative means: We actively seek out new and better ways to do things. We have the courage to challenge the status quo. We embrace and enable positive change.

44 TransCanada Code of Business Ethics You are encouraged to suggest or develop new procedures and methods of working that will help to ensure TransCanada’s compliance with legal and ethical requirements. Even if you don’t have a solution, you should speak up if you see something that needs to be improved. Any of the people listed here may be contacted or alternatively, you can contact the Ethics Help Line. If you are aware of someone who has improved TransCanada’s compliance or ethics related processes or activities, or who has pointed out a flaw in the way we currently do things that will allow for improvement, we want to know about it. Contact the Corporate Compliance Department. For more specific policy information on any of the topics referred to in COBE please refer to the Corporate Policies page on Infocus, or contact any member of the ethics and compliance organization or the Ethics Help Line.

MAKING THE RIGHT CHOICES – DOING THE RIGHT THING October, 2012